Exhibit 99.1

PEMBINA PIPELINE CORPORATION

Annual Meeting of Shareholders

May 12, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 12, 2016 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 23, 2016 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Anne-Marie N. Ainsworth	Approved	99.57% (176,648,589)	0.43% (759,636)
(b) Grant D. Billing	Approved	96.83% (171,783,427)	3.17% (5,624,798)
(c) Michael H. Dilger	Approved	99.38% (176,314,762)	0.62% (1,093,463)
(d) Randall J. Findlay	Approved	98.18% (174,182,033)	1.82% (3,226,192)
(e) Lorne B. Gordon	Approved	95.48% (169,393,626)	4.52% (8,014,599)
(f) Gordon J. Kerr	Approved	81.06% (143,801,207)	18.94% (33,607,018)
(g) David M.B. LeGresley	Approved	98.98% (175,599,808)	1.02% (1,808,417)
(h) Robert B. Michaleski	Approved	99.24% (176,054,473)	0.76% (1,353,752)
(i) Leslie A. O'Donoghue	Approved	96.87% (171,850,170)	3.13% (5,558,055)
(j) Jeffrey T. Smith	Approved	99.62% (176,740,788)	0.38% (667,437)

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
2. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved (by a show of hands)	N/A	N/A
3. The ordinary resolution to continue Pembina's shareholder rights plan, and ratify, confirm and approve Pembina's amended and restated shareholder rights plan.	Approved	95.95% (170,230,220)	4.05% (7,177,346)
4. The advisory vote on the Corporation's approach to executive compensation.	Approved	94.68% (167,965,405)	5.32% (9,442,178)